Sosa Lloréns &	EXHIBIT I
Cruz Neris
ASOCIADOS, LLP

February 20, 2006
PRIVILEGED AND CONFIDENTIAL
José M. Biaggi Landrón, Esq.
President
Westernbank
19-0 McKinley 2nd Floor
Mayaguez, Puerto Rico 00680
Dear Mr. Biaggi:
      This is in response to the request made by Westernbank’s Audit Committee through you for our legal analysis pertaining certain transactions entered into by and between Westernbank and Doral Financial Corporation. According to the information provided to us, on November 7, 2003 and December 29, 2004, Doral Financial Corportation and Westernbank executed two respective agreements for the purpose of transferring certain financial assets. For accounting purposes, these contracts and the transactions executed pursuant to them were treated as constituting a sale of assets. As part of the annual external audits, Westernbank’s external auditors, Deloitte & Touche, evaluated said treatment under the parameters of the Financial Accounting Standards Board Statement No. 140 (hereinafter referred to as “FASB 140”).
      As part of their current audit, Deloitte & Touche, has requested a legal opinion regarding certain aspects of these transactions. The scope of the legal opinion requested by the external auditors is defined in Section 336 of the Statement of Auditing Standards issued by the Auditing Standards Board of the American Institute of Certified Public Accountants’ (“AICPA’s”) and for its corresponding interpretations (“AU Section 9336”), adopted by the Public Company Accounting Oversight Board (“PCAOB”).1 Pursuant to said document, the issue requiring legal elucidation pertains to whether the “isolation criterion” of FASB 140 has been met to support

     1Pursuant to Rule 3200T, the Interim Auditing Standards adopted by PCAOB consist of generally accepted auditing standards, as described in the American Institute of Certified Public Accountants’ (“AICPA’s”) Auditing Standards Board’s Statement of Auditing Standards No. 95, as in existence on April 16, 2003, to the extent not superseded or amended by the PCAOB.
Centro Internacional de Mercadeo * 100 Carr. 165 * Ste. 605 * Guaynabo * P.R. 00968-8053 *  Tel. (787) 782-3400 * Fax (787) 782-3070 * mailbox@slcnlaw.com

José M. Biaggi Landrón
February 20, 2006

the determination that the assets in question would be beyond the reach of the powers of a bankruptcy trustee or other receiver for the transferor.2
      In light of the above, our opinion will discuss whether in a properly presented and argued case, as a legal matter, the financial assets subject to the contracts respectively executed on November 7, 2003 (the “2003 Agreement”) and December 29, 2004, (the “2004 Agreement”) (collectively the “Agreements”) by and between Doral Financial Corporation (“Doral” and/or the “Seller”) and Westernbank (“Westernbank” and/or the “Purchaser”) would be considered isolated, thus, beyond the reach of the Seller’s creditors or a trustee in bankruptcy.3 The present opinion will not consider the provisions of the Federal Deposit Insurance Corporation Act (“FDICA”) for insolvency proceedings due to the fact that the Seller is not an insured depository institution for purposes of said act. Accordingly, any liquidation or reorganization proceeding of the Seller will be subject to the provisions of the U.S. Bankruptcy Code, not the FDICA.
Assumptions
      For the consideration of the matters consulted, Westernbank provided us with executed copies of the following documents:

1.	Commitment Letter dated November 7, 2003 issued by Mario S. Levis, Senior EVP and Treasurer of Doral Financial Corporation, addressed to and accepted by Freddy Maldonado, Chief Financial Officer of Westernbank;

2.	Commitment Letter dated November 7, 2003, regarding a call option to Doral Financial and Minimum Floor, issued by Mario S. Levis, Senior EVP and Treasurer of Doral Financial Corporation addressed to and accepted by Freddy Maldonado, Chief Financial Officer of Westernbank;

3.	Master Mortgage Loan Purchase and Servicing Agreement executed on December 29, 2004 by and between Doral Financial Corporation and Westernbank.

  2Although some elements of these contracts may require application of other accounting principles and standards, we are limiting our analysis to the legal issues pertinent to FASB 140 as delineated in AU Section 9336.
  3In the event of a chapter 11 filing the powers of the trustee are usually vested on the debtor as a “debtor in possession”.

José M. Biaggi Landrón
February 20, 2006

      In rendering this opinion, we have examined no other documents, agreements or instruments by or among the parties to the documents listed above. Additionally, Westernbank has represented and warranted us the following:

1.	Westernbank has not entered into nor executed any other type of verbal nor written agreement(s), side agreement(s) and/or commitment letter(s) that may in any manner amend, alter and/or modify the provisions of the Agreements.

2.	As of the date of issuance of this opinion, both parties have strictly complied with the agreements, covenants, representations and warranties set forth in the Agreements; Westernbank’s conduct regarding the Agreements and the assets covered thereunder has in fact been consistent with the terms and conditions of the Agreements; and, to Westernbank’s best knowledge, Doral’s conduct regarding the Agreements and the assets covered thereunder has been consistent with the terms and conditions thereof.

3.	Westernbank is in physical possession of the mortgage notes object of the Agreements, which notes were duly endorsed in blank with recourse by Doral;

4.	The mortgage notes delivered to Westernbank pursuant to the Agreements are negotiable instruments for purposes of Puerto Rico Law, including in particular Act 208 of August 17, 1995, as amended, also known as the Puerto Rico Commercial Transactions Act (“PRCTA”), and were duly endorsed and negotiated as contemplated in said Act.[4]

5.	Except for a verbal request by Westernbank’s Chief Investment Officer, Mr. Freddy Maldonado, made within the past thirty (30) days (which request has not been complied with by Doral), no legal opinions regarding the Agreements were requested nor received by Westernbank, nor offered nor delivered by Doral, neither during the negotiation and execution of the Agreements nor at any other moment from that time up to the present date.

6.	As of the date of issuance of this opinion, the Agreements and/or transactions in question have not been subject to any formal comment, finding, order nor any other administrative action by either state and/or federal regulatory agencies;

4We have not reviewed nor examined all promissory notes object of the Agreements nor are we rendering an opinion as to their negotiability in accordance with the provisions of the PRCTA.

José M. Biaggi Landrón
February 20, 2006

     In addition to these representations, our analysis and opinion is based on the following assumptions:5

1.	Based on the information contained in the Agreements, Doral Financial Corporation is a corporation organized under the laws of the Commonwealth of Puerto Rico, that is not authorized to accept deposits and is not insured by the Federal Deposit Insurance Corporation (“FDIC”).[6]

2.	As of the date of issuance of this opinion, Doral has strictly complied with the agreements, covenants, representations and warranties set forth in the Agreements and its conduct regarding the Agreements and the assets covered thereunder has in fact been consistent with the terms and conditions of the Agreements.

     Our legal analysis and opinion hereunder is strictly based on and limited to the documents and material facts as stated above. The existence of any other additional facts will affect the present opinion and we undertake no obligation to modify, amend, alter or update the same.
Applicable Law
     In order to render an opinion as to whether the financial assets subject to the transactions in question would be isolated for purposes of the U.S. Bankruptcy Code, it is necessary to analyze the terms and conditions of the Agreements pursuant to the applicable provisions of Puerto Rico law. Said analysis of local law centers on the legal effectiveness and extent that a court of law would accord to the sale of assets intended under the Agreements. In this case, the assets in question are mortgage loans evidenced by mortgage notes. Hence, we will first analyze the provisions of Puerto Rico Law which we understand would be applied by a court of law confronted with this issue.
     Notwithstanding the utmost relevancy of Puerto Rico law, certain provisions of the U.S. Bankruptcy Code and the corresponding judicial interpretations thereof are equally pertinent

     5 The factual verification of these assumptions, now and in the future, is beyond the scope of our engagement.
     6 If Doral files a bankruptcy petition it may do so wherever it has its principal place of business. If Doral has its principal place of business in another jurisdiction within the United States, it may file a bankruptcy petition in the federal district in which it has such place of business. See, 28 USCA §1408

José M. Biaggi Landrón
February 20, 2006

and warrant our analysis. Accordingly, we will also discuss the application of these provisions to the present case.

Puerto Rico Law

      In conducting this legal analysis, we find that there is no statutory provision of the Commonwealth of Puerto Rico that specifically governs this type of contract or transaction as a whole. However, there are various provisions of the Puerto Rico Civil Code and of the PRCTA, that a court may find to be pertinent to certain operations and/or elements of the Agreements. Unfortunately, there are no judicial opinions in Puerto Rico interpreting transactions akin to those contemplated in the Agreements nor regarding the question posed to us.

      In a transaction that is strictly limited to the negotiation of a negotiable note through the endorsement and delivery thereof and not subject to additional terms and conditions, the transfer of possession or “negotiation” of a negotiable instrument to a purchaser or assignee of the loans would be primarily governed by Article 2 of the PRCTA. However, in the present case, the negotiation of the notes and the rights and duties of the parties that emanate from the endorsements of said notes are modified by the Agreements which include other significant terms and conditions regarding the mortgage loans which are not addressed by the PRCTA. Amongst these we can highlight the following:

•	the “Pass-Through Rate” payable by Doral to Westernbank (Section 2 of the 2003 Agreement and Section identified as “Pass-through Rate” of Exhibit A of the 2004 Agreement)

•	Definition of eligibility requirements for loans that will be object of the Agreements (Section 9 of the 2003 Agreement and 7(b) of the 2004 Agreement)

•	Obligations regarding the Servicing of loans

•	Obligations regarding the repurchase and/or substitution of defaulted mortgage loans (Section 10 of the 2003 Agreement and Sections 8(a)(i), (iii), 8(b) of the 2004 Agreement)

•	Doral’s rights to repurchase mortgage loans (Commitment Letter dated November 7, 2003, regarding a call option to Doral Financial and Minimum Floor and Section identified as “Special Conditions” of Exhibit A of the 2004 Agreement)

•	Doral’s joint and several guarantee (Section 14 of the 2003 Agreement)

José M. Biaggi Landrón
February 20, 2006

      The interaction between obligations pertaining to a negotiable instrument and other obligations contained in a separate agreement is governed by Article 2-117 of the PRCTA, which provides that:

subject to applicable law regarding exclusion of proof of contemporaneous or previous agreements, the obligation of a party to an instrument to pay the instrument may be modified, supplemented, or nullified by a separate agreement of the obligor and a person entitled to enforce the instrument, if the instrument is issued or the obligation is incurred in reliance on the agreement or as part of the same transaction giving rise to the agreement. To the extent an obligation is modified, supplemented, or nullified by an agreement under this section, the agreement is a defense to the obligation.[7]

Moreover, Article 1-103 of the PRCTA provides that:
“unless displaced by the particular provisions of the Act, the general principles of law of our jurisdiction shall supplement its provisions.”8
      Since the provisions of the PRCTA do not address those other obligations and responsibilities of the parties contained in the Agreements which go beyond the endorsement and delivery of the mortgage notes, it is necessary then to look towards the general principles of law provided by the Puerto Rico Civil Code. Having analyzed the Agreements pursuant to the pertinent provisions of the PRCTA and of the Civil Code, we believe that local courts would interpret the conveyance of mortgage loans from one creditor to another as being governed under Puerto Rico law by the provisions of the Civil Code regarding the assignment of credits.9 The contract for the assignment of credits is defined as follows:

“...el contrato por que una de las partes, titular del derecho o cedente, lo transmite a la otra parte, adquirente o cesionario, de manera que ésta tendrá derecho a exigir del deudor la prestación originariamente debida al cedente.”[10]

[7]	Id at §517.

[8]	Section 10-103 of the PRCTA provides that its English version shall prevail over the Spanish text. This is not the case with the provisions of our Civil Code, the English translation of which presents certain linguistic and juridical deviations which warrant caution. Furthermore, civil law principles are sometimes translated to or equated with certain common law doctrines of similar but not identical nature. Accordingly, our interpretation and analysis of the Puerto Rico Civil Code and of the decisions of the Puerto Rico Supreme Court are based on their respective original and official Spanish version.

[9]	See 31 L.P.R.A. §3941-3951.

[10]	Puig Brutau, José, Compendio de Derecho Civil, Vol. II, pág. 408, Bosh, Casa Editorial, S.A. (1994).

José M. Biaggi Landrón
February 20, 2006

      With these provisions in mind, we understand that the Agreements and the transactions executed thereunder would not be recognized by a local court as “true sales”’ of the assets object of the Agreements for the following considerations:

A.	Discrepancies between the Purchaser’s rights and the Mortgage Loans
      The assignment of credits is described by the Puerto Rico Supreme Court as “a legal transaction from the assignor creditor to another person, the assignee, whereby assignor transfers to assignee the right to assigned credit. It is also a transaction through which a third person, as a substitute of the creditor becomes a holder of credit which remains unaltered.”11
      The Supreme Court has interpreted that in an assignment of credit the underlying obligation subject of the transaction remains unaltered. In particular, the Supreme Court stated:

“La cesión transfiere el crédito tal cual existía antes de realizar la misma, esto es, en igual condición y estado que tuviera al realizarse la operación; por lo tanto, el cesionario se instala en la misma posición y relación obligatoria con respecto al deudor a partir de la transmisión del crédito.”[12]
      As can be seen, the assignment of credits under Puerto Rico law is premised on the immutability of the credit being assigned. Thus, to determine that the mortgage loans object of the Agreements were “sold” to Westernbank a court would have to find that from the moment of the inception of the transactions Westernbank had indeed acquired the rights to claim payment of the unaltered terms agreed to in the mortgage loans in question. A review of the terms and conditions of the Agreements vis a vis the terms of the mortgage loans shows that this is not the case.
      The Agreement contains particular covenants and agreements whereby the rights acquired by the Purchaser are clearly distinguishable from the rights acquired by the Seller in the original mortgage loans. In particular, the Agreements define Purchaser’s rights in such a way as to “modify” intrinsic components of the mortgage loans, such as the actual interest rate paid under these loans and the inherent risks of becoming a creditor under these mortgage notes.
      As provided in the Agreements, the Purchaser will not receive the principal and fixed rate interest payments stipulated in the mortgage loan notes. Instead, the Purchaser will receive a

     11 IBEC v. Banco Comercial, 117 D.P.R. 371, 376 (1986), as translated and quoted by the U.S. District Court for the district of Puerto Rico in PRAMCO, LLC v. Manuel R. Torres, 286 F. Supp. 2d 164, 172;.
     12 The Commonwealth Ins. Co. v. Compania de Fomento Industrial de P.R., 123 D.P.R. 150 (1989). IBEC, Id.

José M. Biaggi Landrón
February 20, 2006

floating or “Pass-Through Rate” to be determined by a formula provided in the Agreements between Doral and Westernbank.13 Thus, the interest received by Westernbank is not the one paid by the mortgagors, but a rate agreed to by Doral in the Agreements.
      Additionally, certain risks inherent to the condition of being a creditor under the mortgage notes, such as default, delinquency or nonpayment are “taken away” or “stripped” from these loans by operation of section 10 of the 2003 Agreement and section 4(f), and 8(b) of the 2004 Agreement, which provide as follows:
      Section 10 of the 2003 Agreement provides:

The Seller-Servicer will repurchase any mortgage purchased by Buyer which shall be found by Buyer to be delinquent at any time during the term of any individual loan. For purpose of this Agreement, a “Delinquent Mortgage” shall be any mortgage that is delinquent for a period of one hundred and twenty (120) days on the payment of principal and interest due thereon. Should Seller repurchase any mortgage as provided in this paragraph, the purchase price shall be equal to the outstanding principal amount of the purchased mortgage, adjusted as a result of the form of monthly repayment agreed, plus accrued interest at the date of repurchase.

However, the above repurchase shall be limited to not more than 15% of the original commitment amount.
      Section 4(f) of the 2004 Agreement:

(f) The Seller shall be obligated to make the following advances (the “Advances”) with respect to the Mortgage Loans, notwithstanding the Servicer’s failure to receive or collect any such amounts from or on behalf of any Mortgagor (i) delinquent scheduled monthly payments of principal and interest of the Mortgage Loans, but with interest adjusted to the Pass-Through Rate through the month of foreclosure or other liquidation of the Mortgage Property, (ii) real estate taxes, assessments and insurance premiums, and (iii) other costs and expenses necessary to preserve the priority of the related Mortgage Loan or to maintain the related mortgage property. Anything in this Agreement to the contrary notwithstanding, the Seller shall not be required to make any Advance hereunder to the extent that such Advance would, if made, constitute a Nonrecoverable Advance.

      13 The 2003 Agreement provides: The net variable yield to Buyer on mortgages to be purchased will be equal to 160 basis points plus the offer quotation of the 90-day LIBOR (currently on pages 3750 of Telerate), as of 10:a.m. Puerto Rico time, reset on a quarterly basis on April 25, July 25, October 25 and February 25. However, the net variable yield shall not in any event be lower than 3.00%. The initial variable yield to Buyer will be determined on the day of delivery of each group of loans. The 2004 Agreement provides: Floating rate equivalent to 160 basis over the applicable 90 day LIBOR Rate, adjusted on a quarterly basis on January 25, April 25, July 25 and October 25, of each year, the initial LIBOR Rate to be determined on [                    ] and apply until [                    ], 2005.

José M. Biaggi Landrón
February 20, 2006

Also, section 8(b) of the 2004 Agreement provides:

(b) Anything in this Agreement to the contrary notwithstanding, to the extent any Mortgage Loan sold hereunder become delinquent 120 days or more within 48 months from the date the Mortgage Loan was sold to Purchaser, Purchaser may require that Seller, on the next Business Day after receiving notice, in Seller’s sole discretion either repurchase the Mortgage Loan or deliver a substitute Mortgage Loan. In effecting any such repurchase or substitution, the parties will follow the procedures set forth in (a)(i) above.
      According to the provisions of the respective Agreements previously cited, the Purchaser will receive the Pass-Through Rate regardless of whether the Seller is able to collect the scheduled monthly payments of principal and interest of the mortgage loans. Furthermore, if any mortgage loan becomes delinquent in the stated period of time, the Purchaser can require form Seller its substitution or repurchase.14 As can be seen, these payment obligations are not due from the individual mortgagors under the mortgage loans. Instead, these are separate obligations undertaken by Doral in the Agreements. Under such circumstances, one could conclude that the Purchaser is not substituting the Seller as creditor because the former is not acquiring the same rights and risks as the original creditor, Doral. We must also take into consideration that under the 2003 Agreement, Doral has assumed a joint and several guarantee for the benefit of Westernbank, which points to a debtor/creditor relation. (See Section 14 of the 2003 Agreement).
      B.     Formal Requirements — Date Certain
      In addition to the elements of the assignment of credits previously discussed, Article 1416 of the Civil Code also provides that an assignment of a credit or right shall produce no effect against a third party unless the date is considered fixed in accordance to Articles 1172 and 1181 of the Civil Code.15 In Building Maintenance Serv. v. H.R. Exec. Bldg, 109 D.P.R. 656 (1980), the Supreme Court interpreted the scope and purpose of the requirements imposed on said provisions as follows:

Se desprende de estos preceptos que lo esencial para que la cesión de un crédito surta efecto contra tercero es que tenga fecha cierta. Puede constar tal certeza si la cesión se

[14]	Seller retains the right to select the applicable remedy.

[15]	See 31 L.P.R.A. § 3941.

José M. Biaggi Landrón
February 20, 2006

hace mediante documento público o mediante documento privado cuya fecha esté debidamente autenticada o pueda ser cumplidamente establecida.[16]

...

El propósito del Art. 1416 del Código Civil, equivalente al 1526 del español, no es dar publicidad a la cesión del crédito para que surta efecto contra tercero, sino dar certeza a la fecha de la cesión, para evitar fraudes y simulaciones. Veanse Puig Brutau, Fundamentos de Derecho Civil, 1956, T. II, Vol. II, pag. 234; Scaevola, Código Civil, 2da ed., 1970, T. XXIII, Vol. 2, pag. 627; Castan, Derecho Civil Espanol, Comun y Foral, 11ma ed., 1974, T. 3, pags. 306-307; sentencia del Tribunal Supremo de España de 6 de febrero de 1923, que señala que el Art. 1526 (1416 nuestro) persigue ““evitar que la anticipación intencionada de la fecha de un documento privado perjudique a quien en él no hubiese intervenido, exigiendo al efecto la autenticación de la misma”.
      In the present case, the Agreements have no indication of having been executed in a public instrument or before a notary public. Furthermore, we have been informed by Westernbank that the Agreements nor the confirmations corresponding to the actual delivery of mortgage notes were notarized nor filed with any public registry.
      We note that there is no prior decision of the Puerto Rico Supreme Court providing that the transfer or assignment of mortgage loans is subject to compliance with the provisions of Article 1416 of the Civil Code. However, due to the absence of specific statutory provisions that regulate this type of transaction, in our opinion, local courts could extend the application of said requirement to the transfer of mortgage loans on grounds that the purpose of said section, as a matter of public policy, is to prevent fraud and simulated transactions.
      This matter was considered in the case of PRAMCO, LLC, on behalf of CFSC Consortium, LLC v. Manuel Pérez Mujica, 389 F. Supp. 2d 151 (2005). In this case, regarding the assignment of credits through the sale of certain commercial mortgage loans, the Federal District Court for the District of Puerto Rico applied the provisions of the Civil Code regarding the assignment of credits and touched upon article 1416 of the Civil Code. In particular, the Court stated as follows:

In order for the credit to be validly assigned the Code indicates that it must meet two requirements: that it be contained in a public instrument and that it be dated in said public instrument or in a public registry, 31 P.R. Laws Ann. §3941. In the case at bar, Pramco has provided evidence to the Court that they possess all the original notes in question, and that they are duly endorsed in their favor. The fact that they are promissory notes and that they

     16 This expression of our Supreme Court contemplates alternate methods to comply with the date certain requirement. In the case of the transactions under our consideration, the payments and/or transfers of funds carried out pursuant to the Agreements entail entries in the accounting and financial books and records of multiple financial institutions, presumably including institutions other than Doral and Westernbank. Such facts could be pertinent to a fixation of a date certain.

José M. Biaggi Landrón
February 20, 2006

are duly dated complies with the requirements set forth in the Civil Code. To wit, Pramco has provided the Court with originals to the principal note and the two mortgage notes securing the principal note (notes 1 and 2), and all three were duly endorsed and dated by the SBA to the order of the CFSC. Under these circumstances, the Court can only find that this is a valid assignment of the credit in question.
      The statements made by the Court in PRAMCO illustrate our arguments as to the potential application by local courts of the provisions of the Civil Code regarding the assignment of credits. Despite confusing language as to actual compliance with the “date certain” requirement in the PRAMCO case, the court asserts that in our jurisdiction the assignment of mortgage loans is indeed governed by the provisions of the Civil Code and is subject to this particular requirement.
      Therefore, in light of the interpretations of local courts previously cited, the fact that the Agreements and/ or the confirmations contemplated thereunder were not executed before a notary public, could be used by a third party in a properly presented and argued case, to seek voidance of the transfers of the financial assets in question. This possibility becomes more relevant in a possible bankruptcy scenario, as per the trustee will be afforded the position of a judicial lien holder or bona fide purchaser as to all property of debtor’s estate on the date of the filing of the bankruptcy petition.17
      C.     Effect of Seller’s Right to Repurchase
      Another feature of the Agreements which removes them from a clean and unqualified sale of assets is the inclusion of a right to repurchase in favor of Seller. In the 2003 Agreement this right is granted in one of the Commitment Letters, which specifically states as follows:

“Seller shall have the option to repurchase the outstanding balance of the mortgage loans at par that will be sold under the new $200 million commitment dated November 7, 2003, if at any time the net yield to be paid to Buyer is 6.50% or higher.”
      The 2004 Agreement contains similar language in the Confirmation form attached as Exhibit A and which accompanied the delivery of loans. This language provides that:

Special conditions: Seller shall have the option to repurchase the outstanding balance of the mortgage loans at fair market value if at any quarterly resetting the pass-through rate to Buyer equals or exceeds the weighted average coupon on the mortgage loans less 25 basis points for servicing fees. The parties agree that given the variable pass-through rate, fair market value should generally approximate the par value of the mortgage loans.

  17See 11 USCA §544(a).

José M. Biaggi Landrón
February 20, 2006

      The language included in each of the Agreements grants the Seller the right to, at its option, repurchase the outstanding balance of the mortgage loans whenever the net yield reaches the designated levels. Certainly, this is another contractual feature agreed to between Purchaser and Seller which further removes the Agreements from an unqualified sale of the mortgage loans. Moreover, we understand that under Puerto Rico law this particular agreement would be considered to be a “conventional redemption” (“retracto convencional”), normally referred to in the market as a “repurchase agreement” or “call option”.18
      The inclusion of these options to repurchase in the Agreements further debilitates the argument in favor of a fully effective sale and isolation of assets from the legal perspective. When a Seller reserves the right to repurchase the “thing sold”, questions arise on whether the Purchaser has actually acquired full domain (“dominio pleno”) over the property being transferred. The Puerto Rico Supreme Court has interpreted that by including a repurchase agreement (“pacto de retro”) in a sale, the transaction may be considered as a conditional sale and that the final sale will not be consummated until the term to exercise the right to repurchase has expired.19 By reserving the right to repurchase, it could be interpreted that the Seller has not surrendered full control over the property being transferred. The Supreme Court in La Iglesia Católica Apostólica Romana v. El Pueblo, 11 D.P.R. 470, 479 (1906), stated the following:
El dominio pleno o absoluto como lo define el tratadista Sr. Escrich en su Diccionario razonado de Legislación y Jurisprudencia, es el “poder que uno tiene en alguna cosa para enajenaria sin dependencia de otro, percibir todos su frutos, y excluir de su uso a los demás”; y ninguno de estos derechos puede ejercitario el dueño de una cosa gravada con la servidumbre de uso, temporal o perpetuo, porque mientras ella subsista no puede el propietario disponer de la cosa gravada para venderla libremente, o servirse de ella para su propio uso y disfrute, como podría hacerlo si no estuviera gravada con la expresada carga, en favor de una tercera persona.
      According to our Supreme Court, the term “full domain” (“dominio pleno”) implies that the owner has the right, among other things, to freely dispose and/or pledge his property without the intervention of others. In the present case, the rights of the Purchaser to exchange, assign and/or pledge these loans are constrained by the rights reserved by the Seller to — at

     18 Regarding the conventional redemption (“retracto convencional”), Article 1396 of the Civil Code provides the following: Tendrá lugar el retracto convencional cuando el vendedor se reserve el derecho de recuperar la cosa vendida, con obligación de cumplir lo expresado en el artículo 1407, y lo demás que se hubiese pactado. 31 L.P.R.A. §3901.
     19 See Marcano v. El Registrador de la Propiedad de Caguas, 41 D.P.R. 542 (1930); Collazo v. El Registrador de Caguas, 25 D.P.R. 644 (1917).

José M. Biaggi Landrón
February 20, 2006

Seller’s option — reclaim the property if the conditions to repurchase are met.20 To that effect, the ability of the Purchaser to transfer or otherwise dispose of these loans with a third party will be impaired by the “option to repurchase” contained in the Agreements. Therefore, in light of the property rights Seller has reserved over the loans, a court could conclude that Seller has not surrendered control over said assets, that these transactions are not fully effective sales of these loans and that, in consequence, Purchaser has not acquired full domain over them.
Bankruptcy Code
     Pursuant to section 109(b) of the Bankruptcy code any “person”, as defined by section 101(41), which includes a corporation, may be a debtor under chapter 7 of the Bankruptcy Code, if said person is not a:

(1)	a railroad;

(2)	a domestic insurance company, bank, savings bank, cooperative bank, savings and loan association, building and loan association, homestead association, homestead association, a New Markets Venture Capital company as defined in section 351 of the Small Business Investment Act of 1958, a small business investment company licensed by the Small Business Administration under section 301 of the Small Business Investment Act of 1958, credit union, or industrial bank or similar institution which is an insured bank as defined in section 3(h) of the Federal Deposit Insurance Act, except that an uninsured State member bank, or a corporation organized under section 25A of the Federal Reserve Act, which operates, or operates as, a multilateral clearing organization pursuant to section 409 of the Federal Deposit Insurance Corporation Improvement Act of 1991 may be debtor if a petition is filed at the direction of the Board of Governors of the Federal Reserve System; or

(3)	(A) a foreign insurance company, engaged in such business in the United States;
or
(B) a foreign bank, savings bank, cooperative ban, savings and loan association, building and loan association, or credit union, that has a branch or agency (as defined in section 1(b) of the International Banking Act of 1978 in the United States.

[20]	Bear in mind that the Agreements do not provide for Purchaser to comply with this obligation through substitute loans, nor are they contractually defined or construed to be fungible assets. In fact, Doral’s repurchase rights seem to refer to the particular loans that were delivered to Westernbank.

José M. Biaggi Landrón
February 20, 2006

      In the same manner, section 109(d) of the Bankruptcy Code, states that a “person”, which includes a corporation, may be a debtor under chapter 11, if said person may be a debtor under chapter 7 (except a stockbroker or a commodity broker).21 In any event, whether under chapter 7 or 11, a person must reside or have domicile, a place of business, or property in the United States to be a debtor.22
      As per the foregoing and based on the information contained in the Agreements as to the corporate structure of Doral Financial Corporation23, it would be reasonable to conclude that Doral may file a petition for bankruptcy under the provisions of either Chapter 7 or 11 of the Bankruptcy Code, as amended by the Bankruptcy Prevention Abuse and Consumer Protection Act of 2005. (BPACPA, 2005)24 Having said that, we should bear in mind that Doral is a financial institution subject to the supervisory powers and authority of the Board of Governors of the Federal Reserve System (the “Fed”). Generally, the exercise of said agency’s broad regulatory and supervisory powers over entities such as Doral would not be stayed or limited by a bankruptcy proceeding. Accordingly, actions by a bankruptcy trustee (including a debtor in possession) could be limited, constrained, preempted or otherwise modified by administrative action of the Fed. As of the date of this opinion, we have no indication of the existence of any such administrative action. Accordingly, the following discussion does not take into consideration that possibility.
      The filing of a petition for Bankruptcy, whether voluntary or involuntary,25 creates an “estate” comprised of all of debtor’s legal or equitable interests in property as of the commencement of the case wherever located and by whomever held. 11 U.S.C.A. §541(a)(1). What comprises property of the estate is extremely broad in scope. Congress specifically stated so, when discussing section 541(a) in its House and Senate reports as follows:

[21]	Some persons that cannot be debtors under chapter 7 pursuant to section 109(b), can be debtors under chapter 11, pursuant to the provisions of section 109(d) of the Bankruptcy Code.

[22]	11 U.S.C.A. §109(a)

[23]	Doral Financial Corporation is referred to as a Puerto Rico Corporation that does not accept deposits and is not insured by the Federal Deposit Insurance Corporation. See, Paragraph 7(a)(ii) on page 11 of the Master Mortgage Loan Purchase and Servicing Agreement dated December 29, 2004.

[24]	Section 109 of the Bankruptcy Code, as amended by BPACPA, states who may be a debtor under title 11 (commonly known as “Bankruptcy Code”) for any petition filed on or after October 17, 2005.

[25]	Section 303 of the Bankruptcy Code provides for the filing of involuntary bankruptcy petition against a debtor. 11 USCA §303

José M. Biaggi Landrón
February 20, 2006

“The scope of the paragraph is broad. It includes all kinds of property, including tangible and intangible property, causes of action... The debtor’s interest in property also includes “title” to property, which is an interest, just as are a possessory interest or leasehold interest, for example.... Once the estate is created, no interests in property of the estate remain with the debtor.”[26]
      However, section 541(d) of the Bankruptcy Code specifically excludes from property of a debtor’s estate, property over which debtor holds only legal title and not an equitable interest. In such a scenario, the estate will only retain as property the legal interests without the equitable interest.27 Section 541(d) of the Bankruptcy Code was enacted with the principal intention of protecting bona fide secondary mortgage market transactions. See Norton Bankruptcy Law and Practice 2d, §51:17.
      Congressional intent to protect bona fide secondary mortgage market transactions is evident from the floor discussion regarding the purpose of enacting section 541(d), which states the following:

“Mortgages or interests in mortgages sold in the secondary market should not be considered as part of the debtor’s estate. To permit the efficient servicing of mortgages or interests in mortgages the seller often retains the original mortgage notes and related documents, and the purchaser records under State recording statutes the purchaser’s ownership of the mortgages or interests in mortgages purchased.... The committee notes that in secondary mortgage market transactions the parties may characterize their relationship as one of trust, agency, or independent contractor. The characterization adopted by the parties should not affect the statutes in bankruptcy of bona fide secondary mortgage purchases and sales.” S. Rep. No. 989, 95th Cong., 2d Sess. 83-84(1978); 124 Cong. Rec. S17, 413(daily ed Oct. 6, 1978)
To ascertain the actual extent of this protection we must examine and discuss bankruptcy judicial decisions interpreting section 541(d).

Analysis of section 541(d) by Bankruptcy Courts
      Federal courts across the nation have meticulously analyzed the requirements of section 541(d) to determine, pursuant to the wording of said section, if a particular transaction is covered by it. For instance, in the Matter of Ascot Mortgage, 153 B.R. 1002(Bkrtcy.N.D.Ga., 1993)a Georgia bankruptcy court concluded that mortgages involved in a secondary mortgage market transaction were property of the seller’s estate in bankruptcy, merely because debtor-seller did

     26  Due to the broad scope of what comprises property of the estate under section 541, anybody who claims that any type of property does not belong to the estate, due to an exception provided in the Bankruptcy Code will have the burden of demonstrating so. In Re Cooley, 87 B.R. 432(B.C.S.D. Tex. 1988)
     27  11 U.S.C.A. §541(d)

José M. Biaggi Landrón
February 20, 2006

not provide servicing to the mortgage loans transferred to purchaser and the transaction was not properly recorded by the parties.
     Other courts have created standards to analyze whether a particular transaction is to be protected by section 541(d). Federal Courts have applied two different standards or tests to analyze this issue, one depicted in the case of In Re Fidelity Standard Mortgage Corp., 36 B.R.496(Bank. S.D.Fla. 1983) affirmed by 839 F.2d 1517 (C.A. 11(Fla.)1988), in which mortgage interests are to be considered protected by section 541(d):

“If the investor and debtors agreed on what specific mortgage interest was to be assigned to the investor, with the debtors’ assent being evidenced by any writing which links the investor and the specific mortgage interest; if the investor paid in full for the mortgage interest; and if the mortgage was in existence (having been funded and not repaid or foreclosed).”
     Although the Agreements seem to comply with these requirements, it must be underscored that the Fidelity Standard court was not analyzing a transaction with an embedded repurchase or substitution option available to purchaser or a unilateral repurchase option available to seller, such as the ones contemplated in the Agreements.
     The second type of test currently applied by Federal Courts regarding 541(d) protection of secondary mortgage market transactions is the one applied in the case of In Re Coronet Capital Co., 142 B.R. 78 (Bkrtcy. S.D.N.Y., 1992).28 The Coronet case used a four pronged test to distinguish between a true participation agreement in a secondary mortgage market transaction and a loan. This decision held that a transaction is a true participation agreement if:

a.	Money is advanced by participant to a lead lender;

b.	a participant’s right to repayment only arises when a lead lender is paid;

c.	only the lead lender can seek legal recourse against the borrower; and,

d.	the document is evidence of the parties true intentions. See, In re Coronet Capital Co., at page. 82.
     If we apply the Coronet test to the transactions executed by and between Westernbank and Doral we can immediately ascertain that said transactions will not comply with the test. The first part of the test will be complied with, but the agreements in question call for

     28 This case adopted the holding In the Matter of Yale Express System, Inc., 245 F. Supp. 790(S.D.N.Y. 1965) and was followed by In Re Sprint Mortgage Bankers Corp., 164 B.R. 224(Bkrtcy. E.D.N.Y., 1994)

José M. Biaggi Landrón
February 20, 2006

Westernbank to get paid every month regardless of whether Doral is receiving payments from the mortgagors. This contractual obligation on the part of Doral will fail the Coronet test. In addition, due to the fact that the mortgage notes were transferred to Westernbank, it will be difficult to categorically state that the lead lender (Doral) will be the only one with legal recourse against the mortgagor (borrower). Finally, the Coronet test will force a court to look at the documents to determine the parties’ true intentions. Despite the fact, that the transactions by and between Doral and Westernbank state that the intention of the parties was to consider them a true sale, the Coronet test requires that the true nature of the obligations by and between the parties be ascertained by the contents of the documents evidencing the actual transactions.
      The decision in Coronet, supra, follows the holding of the United States Court of Appeals for the Ninth Circuit in the case of Fireman’s Fund Insurance Cos. V William B. Grover, (In re The Woodson Company), 813 F.2d 266, 270(9th Cir. 1987). The Woodson decision, as is commonly known, holds that the relationship between a lead lender and a participant in mortgage loans is characterized as debtor and creditor if the participation is in fact a loan. The Woodson decision states the following regarding which are the factors indicating the intention to create a loan instead of a participation:

The factors indicating an intention to create a loan instead of a participation include: 1) guarantee of repayment by the lead lender to a participant; 2) participation that lasts for a shorter or longer term than the underlying obligation; 3) different payment arrangements between borrower and lead lender and lead lender and participant; and, 4) discrepancy between the interest rate due on the underlying note and interest rate specified in the participation. See, In re Woodson, supra.
      The Woodson and Coronet decisions are based on a risk factor analysis made by federal bankruptcy courts to determine whether an alleged purchaser in a secondary mortgage market transaction is indeed a participant in said market. When applied to the Agreements, particularly considering the special conditions attached to the transactions, 29 the risk factor analysis does not support the conclusion that for purposes of section 541(d), a true sale of the mortgage loans in question took place.
      Furthermore, it is most likely that the risk factor analysis would be the one applied by a bankruptcy court to the transactions by and between Doral and Westernbank for two reasons:

a.	it has been the most used test among our federal courts to analyze the application of section 541(d), and

      29 As previously discussed, these conditions include the payment of the “Pass-Througth Rate”, Westernbank’s capability of requesting the repurchase or substitution of defaulted loans and Doral’s rights to repurchase loans.

José M. Biaggi Landrón
February 20, 2006

b.	this test has already been used to determine the application of section 541(d) to transactions similar to the ones by and between Doral and Westernbank.[30]
      Due to the sharp contrast of these type of transactions and the typical loan participation agreement, in which the investor normally assumes the same risks as the person selling the participation or generating the loan; federal courts using the risk analysis test have concluded that these transactions are not protected by section 541(d).31 In addition, some federal courts have also stressed that even if a particular transaction is found to be protected by section 541(d), the voiding powers of the trustee could still be used to void said transfers. Matter of Ascot Mortgage, Inc., 153 B.R. 1002 (Bkrtcy.N.D.Ga.1993).32
      Finally, it must be pointed out, that although property rights are typically defined by applicable non-bankruptcy State or local law, a bankruptcy court might construe the enactment of section 541(d) as a congressional intent to preempt the application of State law in order to determine the true nature of a transaction in the secondary mortgage market. The exclusive jurisdiction of Congress in matters regarding bankruptcy pursuant to Article 1 of the United States Constitution would certainly help support such a conclusion.33
      Based on the above analysis of the standards that could be applied to the transactions by and between Doral and Westernbank, in the event that Doral filed for bankruptcy, the isolation of the financial assets involved in the transactions would not be sustained. In that case,

[30]	See, Sprint Mortgage Bankers Corp., supra, were the facts of the case involved not only the payment by debtor of a different interest rate than those paid by the underlying mortgage loans, but also provided for a guarantor of the debtor to replace or refund the purchaser for any mortgage loan in default.

[31]	In re S.O.A.W. Enterprises, Inc., 32 B.R. 279, at 282 (Bankr. W.D. Tex. 1983)

[32]	In the Matter of Ascot, supra, the court stated the following as dicta: “In City Nat’l Bank of Miami v. General Coffee Corp. (In re General Coffee Corp.), 828 F.2d 699 (11th Cir. 1987), cert. denied, 485 U.S. 1007, 108 S.Ct. 1470, 99 L.Ed.2d 699 (1988), the Eleventh Circuit Court of Appeals recognized the tension between § 541(d) and § 544(a), but it found that it did not have to resolve the apparent conflict in that case. Since the Court has already held that § 541(d) is not applicable in this proceeding, this Court likewise does not reach any conclusions regarding this conflict. However, the Court would point out that § 541(d) excludes property from becoming property of the estate under subsections (a)(1) and (a)(2). It apparently does not preclude inclusion when property is brought into the estate under § 544(a) through § 550. See § 541(a)(3).”

[33]	Article I of the United States Constitution gives Congress exclusive jurisdiction over matter of bankruptcy. Congressional intent to protect secondary mortgage market transactions by enacting section 541(d) might be construed by a federal court as an intent of congress to preempt this matter. See also, In re Bank of New England, Corp., 165 B.R. 972, 977 (B.D. Mass. 1994).

José M. Biaggi Landrón
February 20, 2006

Westernbank’s relation to Doral would not be that of an acquirer of the mortgage loans in question, but instead that of a creditor who obtained and maintains physical possession of the corresponding notes. Such a characterization of the Agreements requires examination of Section 9-203 of the PRCTA,34 which reads as follows:

§ 2053. Attachment and enforceability of security interest; proceeds; formal requisites

(1) Subject to the provisions of § 860 of this title on the security interest of a collecting bank, §§ 2015 and 2016 of this title on security interests in investment property, and the provisions of the Commerce Code or the Civil Code of Puerto Rico on a security interest arising from a sale, a security interest is not enforceable against the debtor or third parties with respect to the collateral and does not attach unless:
(a) The collateral is in the possession of the secured party pursuant to agreement, the collateral is investment property and the secured party has control pursuant to agreement, or the debtor has signed a security agreement which contains a description of the collateral and in addition, when the security interest covers crops growing or to be grown or timber to be cut, a description of the land concerned, and
(b) value has been given, and
(c) the debtor has rights in the collateral.
(2) A security interest attaches when it becomes enforceable against the debtor with respect to the collateral. Attachment occurs as soon as all of the events specified in subsection (1) of this section have taken place unless explicit agreement postpones the time of attaching.
(3) Unless otherwise agreed a security agreement gives the secured party the rights to proceeds provided by § 2106 of this title.
(4) A transaction, although subject to §§ 2001-2207 of this title, is also subject to §§ 941 et seq. of Title 10, known as the “Small Personal Loan Act”; §§ 731 et seq. of Title 10, known as the “Retail Installment Sales and Financing Companies Act”; and any similar consumer legislation, and in the case of conflict between the provisions of §§ 2001-2207 of this title and any such statute, the provisions of such statute control. Failure to comply with any applicable statute has only the effect which is specified therein.
      Assuming a characterization of Westernbank and Doral respectively as creditor and debtor under the Agreements, an application of Section 9-203 to the transactions under our review indicates that value has indeed been given, that Doral has rights in the mortgage notes, and that said notes are in the possession of Westernbank pursuant to agreement.35 The Official comments of the 1995 version of UCC §9-203 state, among other things, the following:

1. Subsection (1) states three basic prerequisites to the existence of a security interest: agreement, value and collateral. In addition, the agreement must be in writing unless the collateral is in the possession of the secured party (including an agent on his behalf — see Comment 2 to Section 9-305). When all of these elements exist, the security agreement

3419 LPRA §2053.

351§451. General definitions (1-901) defines “agreement” as follows: (3) Agreement (compare Contract). Means the bargain of the parties in fact as found in their language or by implication from other circumstances including course of dealing or usage of trade or course of performance as provided in § 455 of this title. Whether an agreement has legal consequences is determined by the provisions of §§ 401 et seq. of this title, if applicable; otherwise by the law of contracts (§ 402 of this title).

José M. Biaggi Landrón
February 20, 2006

becomes enforceable between the parties and is said to “attach”. Perfection of security interest (see Section 9-303) will in many cases depend on the additional step of filing a financing statement (see Section 9-302) or possession of the collateral (Sections 9-304 (1) and 9-305). Section 9-301 states who will take priority over a security interest which has attached but which has not been perfected. Subsection (2) states a rule of construction under which the security interest, unless postponed by explicit agreement, attaches automatically when the stated events have occurred.
*                    *                    *                    *

3. One purpose of the formal requisites stated in subsection (1)(a) is evidentiary. The requirement of written record minimizes the possibility of future dispute as to the terms of a security agreement and as to what property stands as collateral for the obligation secured. Where the collateral is in the possession of the secured party, the evidentiary need for a written record is much less than where the collateral is in the debtor’s possession; customarily, of course, as a matter of business practice the written record will be kept, but, in this Article as at common law, the writing is not formal requisite. Subsection (1)(a), therefore, dispenses with the written agreement — and thus with signature and description — if the collateral is in the secured party’s possession. [36]
*                    *                    *                    *
Conclusions
      In light of the above and subject to the discussion, representations, warranties and qualifications previously stated, it is our opinion that the transactions described in the Agreements would not be considered as a true sale of the mortgage loans.
      In considering our opinion, you should be aware that, as previously stated, there is no judicial precedent in the Commonwealth of Puerto Rico directly on point. Additionally, there is no statutory provision that expressly governs this type of transaction. In this respect, our opinion represents our best legal judgement as to the proper legal conclusion that a court or government agency would reach regarding the issue consulted to us. However, our opinion has no binding effect on any government agency or court and therefore should not be considered as a guarantee of the ultimate outcome of the controversy. It is not herein asserted that, in the event of any legal and/or administrative proceeding, a court of government agency of competent jurisdiction would necessarily adopt the conclusions set forth above as a matter of law. The decision by a court or government agency will be based on their own analysis and interpretations of the factual evidence before them and of the applicable principles of law.
      Our opinion is limited to the matters specifically consulted to us which are addressed herein. We are not called upon to express, and do not express, any view, opinion or belief as to any other matters contemplated in the Agreements, nor with regards to other legal issues that

      36 Uniform Commercial Code, Official Text with Comments; The American Law Institute, National Conference of Commissioners on Uniform State Laws; Gould Publications Inc. (1996).

José M. Biaggi Landrón
February 20, 2006

may affect the Agreements and the mortgage loans related thereto in a potential Doral bankruptcy case. This opinion is also limited to the laws of the Commonwealth of Puerto Rico and applicable federal laws and regulations. In rendering this opinion, we assume no obligation to revise or supplement this opinion should any fact relied upon by us herein or the present laws, or the interpretation thereof, be changed.
      This opinion is furnished to you and is not to be used, circulated, quoted or otherwise referred to for any other purposes without our express written consent; provided however, that you may provide a copy to your auditors solely in connection with their evaluation of whether the transfer of the financial assets object of the Agreements meets the isolation criterion of FASB 140. In authorizing you to provide such a copy to your auditors, we are not undertaking or assuming any duty or obligation to your auditors or establishing any lawyer-client relationship with them. Moreover, we do not undertake or assume any responsibility with respect to your financial statements or those of your affiliates.

Very truly yours,

José A. Sosa Lloréns